NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE U.S.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United
States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless an exemption from such registration is available.

NEWS RELEASE
Successful Completion of Private Placement

March 8, 2010 – Vancouver, B.C. – Esperanza Silver Corp. ("Esperanza" or “the Company”) (TSX-V:EPZ) is pleased to announce that it has completed its previously announced private placement of 500,000 units at a price of $1.25 per unit for gross proceeds of $625,000. Each unit consists of one common share (“Share”) and one non-transferable common share purchase warrant (“Warrant”) to purchase another Share for $1.75 for two years. If, after the expiry of all Canadian resale restrictions, the closing price of Esperanza’s common shares on the TSX Venture Exchange is $2.20 or greater for a period of 20 consecutive trading days, the Company may accelerate the expiry of the Warrants, to 21 trading days after giving notice thereof. The Shares, and any Shares issued on the exercise of the Warrants, will be subject to a restricted resale period under Canadian securities law ending on July 5, 2010.

The proceeds from the private placement will be used to continue exploration on the Company’s San Luis (Peru), Cerro Jumil (Mexico) and generative exploration programs and general working capital purposes.

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru. It also holds an extensive portfolio of exploration properties in Mexico and Peru.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

NEITHER TSX VENTURE EXCHANGE NOR THE INVESTMENT INDUSTRY REGULATORY ORGANIZATION
OF CANADA ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, contact:

Esperanza Silver Corp

Bill Pincus, President and CEO

Toll free: (866) 890-5509

info@esperanzasilver.com

www.esperanzasilver.com